EXHIBIT 6.1



PROMOTION AND MARKETING SERVICES ORDER FORM

Marketer: Harmon Brothers LLC 410 S. University Ave. Provo, UT 84601	Primary Contact: Kurt Horn Phone: 801-916-0702 Email: kurt@harmonbrothers.com
Client: Angel Studios 295 West Center Street Provo, UT 84604	Primary Contact: Jeff Harmon Phone: 801-471-3696 Email: jeff@angel.com

Effective Date: _07/23/21_____

This Promotion & Marketing Agreement Order Form (this "Order Form") is made and entered into as of the Effective Date specified above, between Harmon Brothers LLC, a Delaware Limited Liability Company ("Marketer") and **Client** ("Client"). This Order Form is entered into as part of, and subject to, that certain Promotion & Marketing Services Agreement between Marketer and Client executed on **[Date]** (the "Agreement"). In the event any conflicting terms or language exist between this Order Form and the Agreement, the terms of this Order Form shall control.

PROMOTION AND MARKETING SERVICES ORDER FORM

1. SERVICES AND DELIVERABLES. Marketer hereby agrees to provide the promotion and marketing services (the "Services") and Deliverables (defined below) set forth in the table below for the service fees specified below. Unless otherwise specified below, the services fees are inclusive of all ordinary costs and expenses (for example, there will be no additional charges for location rental, equipment rental, insurance etc.). **Notwithstanding the foregoing, if Client selects a sponsor, spokesperson or actor (other than basic talent) for which additional fees may be charged, or elects to use media such as radio, television, or new media for which additional fees would be charged**, the costs of such sponsor, spokesperson, actor, or additional charges shall be mutually agreed upon in advance by Client and Marketer and then added accordingly to the fees set forth herein in a written addendum hereto.

Description:	Total:
Video Production and Partnership	$570,000
● One Hero Conversion Video and Campaign delivered on November 22, 2021. A full-length Hero Conversion video for Facebook/Instagram (aspect ratio to be determined by Creative Director) will be delivered on this date. The YouTube (16:9 aspect ratios) version will be delivered on November 24, 2021. Within 45 days of the YouTube delivery, up to eight (8) additional cut downs will be delivered.	
● Writer's Retreat. Two-day retreat with the Harmon Brothers writing team Marketer will bring four possible concepts and narrow down to one concept and script. Client will give signoff on concept/ script at the retreat.	
● Additional video assets can be built at Client request and will be charged at an hourly rate of $150/ hour.	
● Basic talent fees are included - celebrity pricing for writers/talent is extra as to be negotiated with the writers/talent. This includes twenty-four (24) months of full global internet usage rights from first public distribution on the basic talent for all Deliverables. **Any TV, radio, new media, or print usage would be extra, as negotiated with the talent.**	

• Client requirements subject to the terms outlined in section 5.1.3 of the Agreement.	
TOTAL SERVICE FEES (not including Agency Fee for Ad Buying services)	**$570,000**

Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:
Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702



2. PAYMENTSCHEDULE. Payments for the Services shall be made in accordance with the following schedule:

Milestone:	Subtotal:
• Due upon execution of the Agreement and this Order Form and each month for the duration of the contract.	$142,500/month ($570,000 subtotal)
TOTAL SERVICE FEES	**$570,000**

3. TERMS AND CONDITIONS. The Services and associated Exhibits are provided under the terms and conditions of the Agreement and defined terms used, but not defined herein shall have the meaning given to the defined term in the Agreement.

4. TIMELINE. As described above. Any additional adjustments to this timeline must be agreed upon in writing by both Parties.

5. TALENTAGREEMENTS. The Parties acknowledge and agree that the Services and Deliverables may be subject to separate Talent agreements entered into by or among the Parties and third-party individuals or groups. This Order Form shall, to the greatest extent possible, be interpreted to be entirely consistent with the terms of such agreements.

6. OWNERSHIP OF ASSETS. Ownership of the Deliverables created under this Order Form are subject to the ownership and license provisions of Section 4.2 of the Agreement.

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Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:
Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702





PROMOTION AND MARKETING SERVICES ORDER FORM SIGNATURE PAGE

Agreed effective as of: _____July 23, 2021_____

MARKETER

Signature: _____

Printed
Name: _____

Title: _____

CLIENT

Signature: _____

Printed
Name: _____

Title: _____

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Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:
Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702





PROMOTION, MARKETING, AND

DISTRIBUTION AGREEMENT

(UPDATED 6-25-20)

This Promotion, Marketing, and Distribution Agreement (the "Agreement") is entered into between Harmon Brothers LLC, a Utah limited liability company ("Marketer") and the Client named on one or more Order Forms between Client and Marketer (the "Order Forms"). The terms of this Agreement shall apply to all Services provided under the Order Forms. Each of the Order Forms is subject to the General Terms and Conditions set forth below. The Marketer and Client may be referred to individually as "Party" or together as "Parties."

GENERAL TERMS AND CONDITIONS

RECITALS. Client and Marketer deem the following factors to be important to their decision to enter into the Agreement.

(i)   Marketer is in the business of providing internet-based and multi-media promotion and marketing services, including the design and implementation of promotional and web-based advertising campaigns; and

(ii)   Client desires to retain Marketer to provide certain promotional and advertising services in accordance with the Order Forms (the "Campaign").

1.   **DEFINITIONS.** Capitalized terms have the meanings set forth or referred to in this Section.

1.1.   "Adspend Fee" means a percentage of total dollars spent on paid advertising to promote any Deliverables, whether over internet, T.V. or radio channels and whether by Marketer, by client internally, or by client to any third-party.

1.2.   "Business Day" means any day that is not a weekend or a state or national holiday recognized in the State of Utah.

1.3.   "Deliverables" shall have the definition set forth in Section 4.2.

1.4.   "Hero Conversion Video" refers to the signature Marketer video product. The Marketer's business model is built around this product. It includes a full writing retreat with multiple writers and potentially multiple filming locations. It includes a full launch package with optimization testing, and the build-out of a website funnel where applicable.

1.5.   "Intellectual Property" means any and all trade secrets, Trademarks, domain names, original works of authorship and related copyrights, and any other intangible rights protected or protectable under federal or applicable state laws.

1.6.   "Services" means all work outlined in an Order Form to be performed by Marketer, for Client.

1.7.   "Sidekick Video(s)" means a shorter video with a new, unique script or concept, but without the production complexity, writing retreat, digital effects, and conversion marketing elements included in the Marketer Hero Conversion Video product.

1.8.   "Trademarks" means all rights in and to U.S. and foreign trademarks, service marks, trade dress, trade names, brand names, logos, corporate names and domain names, and other similar designations of source, sponsorship, association whether registered or unregistered.

1.9.   "HB Lite Video". While the Hero video is in our traditional "branded conversion" format with character development, humor, and a strong sales structure. This video is meant to drive top-line revenue while at the same time improving the character and integrity of the brand. This "lite" version is meant to give companies with lower marketing budgets an opportunity to work with Harmon Brothers. Costs are kept low during the actual production of the video. Harmon Brothers directs the brain dump, the writers retreat, the ad buying (optional) and the consulting (optional). This single long form video is also cut for social platforms such as Facebook, YouTube, and Instagram.

1.10. "Sprint Video" The objective of this video is sales with an emphasis on highlighting the problem and solution. This fits well for companies that are earlier stage, don't have a strong brand and have lower marketing budgets. With this video we want to grow top line revenue as quickly as possible and prepare for a branded conversion video that will increase the integrity of the brand while at the same time grow revenue.

1.11. "Learning Ads Blitz" videos. 30 to 60 second videos whose aim is to hone in on more effective messaging, clarify messaging hierarchy, and drive down CPA's to a level that allows Client to start scaling up customer acquisitions.

2. MARKETER SERVICES AND RESPONSIBILITIES.

2.1. Marketer Services. Marketer (including its Marketer Personnel (defined below)) shall provide the Services and Deliverables to Client in accordance with the terms of this Agreement and any Order Form in a timely, technically competent, professional and diligent manner consistent with industry standards and good business practices.

2.2. The Promotional and Marketing Campaign. Marketer will develop and launch marketing campaigns as set forth and described in an Order Form that reference and incorporate the terms of the Agreement, subject to Client's approval rights set forth below. This Agreement may govern more than one Order Form.

Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:

Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702



2.3. Timeliness of Performance. Marketer will meet all deadlines agreed to by the Parties in this Agreement or in any Order Form. Any delay caused by or materially contributed to by Client shall extend the affected deadline by the length of any delay caused or contributed to by Client, or for any period during which Client is delinquent in any payment due hereunder.

2.4. Marketer Campaign Personnel.

2.4.1. Marketer shall appoint an employee to serve as the primary contact, as set forth in the Order Form, who will have the authority to act on behalf of Marketer in connection with this Agreement and such Order Form (the "Primary Contact"). The Primary Contact shall supervise, direct, and be responsible for all employees and independent contractors of Marketer (the "Marketer Personnel") assigned to perform the Services. Client reserves the right to review the credentials of all Marketer Personnel designated or assigned, as applicable, by Marketer to perform the Services and in its reasonable discretion, reject such Marketer Personnel. Marketer will be solely responsible for employing all Marketer Personnel and for the payment of any and all fees or other payments required to be made to such Marketer Personnel, collectively, on account of their services under this Agreement in any regard, including, without limitation, securing all intellectual property rights, releases and assignments in particular or generally, as contemplated in this Agreement or in any Order Form. No Marketer Personnel will be, or will be deemed to be, the agent, employee or subcontractor of Client for any purpose whatsoever, and Client will have no duty, liability or responsibility of any kind to or for the acts or omissions of Marketer and its Marketer Personnel, assignees or delegates and their respective personnel, as the case may be.

2.4.2. Marketer shall use commercially reasonable efforts to maintain the same Primary Contact throughout the term of the respective Order Form.

2.4.3. Marketer shall be responsible for the payment of all compensation owed to the Marketer Personnel, including applicable wages, taxes, benefits, and insurance.

2.4.4. Marketer must enter into a written contract with each independent contractor with responsibilities and terms that are identical to, or substantially similar to, the terms of this Agreement respecting Representations and Warranties, Indemnification, Insurance, Intellectual Property Ownership, and Confidentiality. Marketer further agrees and acknowledges that it will assume all responsibility for managing, supervising and compensating all independent contractors of Marketer and the failure of any independent contractor of Marketer to perform their obligations in a timely, professional and technically competent manner will not excuse Marketer's performance or delivery obligations under this Agreement or any Order Form; but rather, in such event, Marketer will be solely responsible for completing those obligations in a timely, professional and technically competent manner as originally required under this Agreement and the applicable Order Form. Marketer may use third party providers as deemed necessary by Marketer provided that Marketer shall remain fully responsible for the performance of each third party.

2.5. Prior Approval. Prior to their public release, Marketer shall submit to Client for consultation and approval the Deliverables described in the Order Forms and any other materials that the Marketer proposes be displayed, published, reproduced, distributed or otherwise made publicly available as part of the Campaign. Within five (5) Business Days after receiving a submission and request for approval from Marketer, Client shall provide Marketer with written notice approving or disapproving the materials submitted. If the Client does not deliver written approval or rejection within five (5) Business Days, the submission will be deemed approved. If Client gives timely written notice of disapproval of any materials, until Marketer revises the materials to the satisfaction of Client, the materials shall not be publicly released. Client shall not unreasonably withhold or delay approval. Content released solely for the purpose of testing and optimization is not considered a public release and thus does not require written approval from Client.

2.6. Marketer Free to Provide Services to Other Clients. Except as set forth below, Marketer retains the right to perform the same or similar type of services for other clients during the Term of this Agreement, provided that, Marketer shall exercise commercially reasonable care to ensure that it will not interfere with the performance or timeliness of performing the Services.

2.7. Meetings With Client. On Client's reasonable request, Marketer's Primary Contact and appropriate Marketer Personnel shall attend, in-person or telephonic meetings with Client to discuss the Services or the Campaign.

2.8. Marketer does not guarantee to Client any particular return on investment on the conversion video and the corresponding marketing campaign or otherwise from the Deliverables, Services or under this Agreement. Client accepts the risk that Marketer's past performance or success is not a guarantee of future results.

2.9. Marketer agrees that all discounts, rebates, credits, concession, or other cost reductions, if any, received by Marketer (whether for prompt payment, volume purchases or otherwise) for purchases made on Client's behalf will be directly passed on to Client in full.

3. **CLIENT OBLIGATIONS AND RESPONSIBILITIES.**

3.1. Client shall use commercially reasonable efforts to:

3.1.1. Appoint and maintain throughout the Term a Client employee to serve as its primary contact (the "Client Primary Contact"), designated in the Order Forms, who will have the authority to act on behalf of Client with respect to the Agreement and Services.

3.1.2. Provide copies of or access to such Client materials and product samples as Marketer may reasonably request in order to carry out and perform the Services in a timely, complete, and accurate manner (the "Client Materials"). Client is, and shall remain, the sole and exclusive owner of all right, title and interest in and to all Client Materials, including all Intellectual Property therein. Marketer shall have a limited non-exclusive license to view, reproduce, publish, display and distribute Client Materials during the Term of this Agreement to the extent reasonably necessary to provide the Services to Client.

3.1.3. Respond promptly to Marketer requests to provide direction, information, approvals, authorizations or decisions that are reasonably necessary for Marketer to perform the Services in accordance with the requirements of this Agreement.

Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:
Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702



4. INTELLECTUAL PROPERTY RIGHTS; OWNERSHIP.

4.1. License to Certain Client Intellectual Property.

4.1.1. Subject the terms and conditions of this Agreement, Client grants Marketer a limited, non-exclusive, perpetual, irrevocable, royalty-free, non-transferable and non-sub licensable right and license to use, in connection with and for the purpose of Marketer's showcasing, promoting, and marketing of its own services as an advertiser and marketer to Clients and prospective Clients of Marketer, the following intellectual property found in the Deliverables:

4.1.1.1. Client's Trademarks, including, without limitation, Client's trade names, trade dress, and logos;

4.1.1.2. Client's domain names, website addresses, websites and URL's;

4.1.1.3. any Trademarks created by the Marketer on Client's behalf as part of the Services; or 4.1.1.4. any Deliverables ("Client Intellectual Property").

Marketer agrees and acknowledges that:

4.1.1.5. the Client Intellectual Property are, as between Marketer and Client, Client's property, 4.1.1.6. it will not challenge or contest the validity or exclusive ownership by Client of the Client Intellectual Property, or aid or abet anyone else in doing so;

4.1.1.7. it will not acquire or claim any rights in the Client Intellectual Property or aid or abet anyone else in doing so; and

4.1.1.8. it will not, except as provided in this Agreement, use or authorize the use of any trademark, trade name or other designation identical with or confusingly similar to the Client Intellectual Property. Marketer will cause copyright, patent and trademark notices to appear in association with all Deliverables created under this Agreement as may be required and approved by Client.

4.1.2. Any use by Marketer or any representative of Marketer of any of Client's Trademarks and all goodwill associated therewith shall inure to the benefit of Client.

4.2. Ownership of Deliverables.

4.2.1. Except with respect to elements in the public domain or third party rights of which Marketer has obtained a license and obtained Client prior written approval, all tangible or intangible property developed or prepared by Marketer for Client, or delivered by Marketer to Client for its use, during the Term of this Agreement, including, but not limited to, websites, funnels, layouts, copy, promotions, commercials, films, photographs, illustrations, transcriptions, software, literary and artistic materials, finished or unfinished, whether created by Marketer, Client or a an independent contractor of Marketer, or any combination thereof, and all drafts and versions thereof (collectively, "Deliverables"), shall be and remain the exclusive property of Client. Marketer agrees, and will cause Marketer Personnel to agree, that with respect to any Deliverables that may qualify as "work made for hire" as defined in 17 U.S.C. § 101, such Deliverables are hereby deemed a "work made for hire" for Client. To the extent that any of the Deliverables do not constitute a "work made for hire," Marketer hereby irrevocably assigns, and shall cause the Marketer Personnel to irrevocably assign to Client all right, title and interest in and to the Deliverables, including all Intellectual Property therein.

4.2.2. Notwithstanding Client's ownership of the Deliverables, Marketer shall maintain and own the moral rights associated with the Deliverables.

4.2.3. Notwithstanding Client's ownership of the Deliverables, Client hereby grants Marketer the right to control the possession of all raw material for the Hero Conversion Video and the right to create all derivatives of the Hero Conversion Video for the benefit of Client.

4.2.4. Upon the reasonable request of Client, Marketer shall, and shall cause the Marketer Personnel to, promptly take such further actions, including execution and delivery of all appropriate instruments of conveyance, as may be necessary to assist Client to prosecute, register, perfect or record its rights in or to any Deliverables. In the event

Marketer fails to execute any such documents when requested by Client, Client is hereby irrevocably granted such power of attorney to execute such documents on Marketer's behalf.

4.3. <u>Third Party Rights</u>. Unless otherwise provided in an Order Form, no third-party license (each a "<u>License</u>") is necessary for Client to receive or use the Services, or any of the Deliverables, in whole or in part. Notwithstanding the above, any such License must be approved by Client in an Order Form.

4.4. <u>Marketer's Information</u>. Notwithstanding anything to the contrary in this Agreement: (i) as part of Marketer's provision of the Services and Deliverables, Marketer may utilize proprietary works of authorship that have been created prior to Marketer's performance of Services and Deliverables and for which no equipment, supplies or information or data of Client was used or which have been originated, developed or acquired by Marketer or by third parties under contract to Marketer (all of the foregoing, collectively, "Marketer's Information"); and (ii) Marketer's Information shall not be deemed to be Deliverables and is and shall remain the sole and exclusive property of Marketer. To the extent that Marketer incorporates any of Marketer's Information into the Deliverables, Marketer hereby grants to Client an irrevocable, perpetual, worldwide, royalty-free, fully paid up, non-exclusive, freely transferable license to use, have used, make, have made, offer for sale, sell, import, or otherwise dispose of, compile, decompile, disclose, copy, modify, display, distribute or create derivative works from Marketer's Information and to sublicense such Marketer's Information solely in connection with Client's use of the Services and Deliverables.

Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:
Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702



5. CLIENT'S PAYMENT OBLIGATIONS.

5.1. Fees and Expenses.

5.1.1. In consideration of the provision of the Services and the rights granted to Client under this Agreement, provided that Marketer is not in material breach of this Agreement, Client shall pay Marketer the sum(s) set forth in the Order Forms in accordance with the payment schedule therein.

5.1.2. Marketer shall invoice Client for all adspend amounts in advance and shall cease providing adspend management services at any time the Client's balance is depleted.

5.1.3. Delays to the production timeline due to Client delays including but not limited to: completion of the Client brain dump, delivery of product (including specs, photos, digital assets, accessibility, etc.), changes to dates for the writing retreat or production date, Client signoff of baseline script, selection of actor(s), legal approval of script or video content, Client delay of launch date,
shall be subject to a minimum fee ("Change Order Fee") of $5,000 plus any costs associated with changes (including rate changes, subcontractor or talent change order fees, etc.)

5.2. Payment.

5.2.1. Client shall pay all scheduled charges, as indicated in the Order Form, at the time they become due, and all invoiced amounts under Section 5.1 within thirty (30) calendar days after Client's receipt of such invoice, except for any amounts disputed by Client in good faith and in accordance with Section 5.4.

5.2.2. Client shall make all payments in US dollars by check or wire transfer in accordance with the following wire instructions:
- Harmon Brothers LLC
- Account #: 032735656
- Zions Bank's routing number: 124000054
- Zions Bank's SWIFT code: ZFNBUS55 (optional)
- Zions Bank's phone number: 800-974-8800

5.3. Taxes. All expenses payable by Client under this Agreement are exclusive of all sales, use and excise taxes, and any other similar taxes, duties and charges of any kind imposed by any Governmental Authority on such amounts. Client shall be responsible for all such charges, costs and taxes, except for any taxes imposed on, or with respect to, Marketer's income, revenues, gross receipts, personnel, or real or personal property or other assets.

5.4. Invoice Disputes. Within sixty (60) days after receiving an invoice, Client shall notify Marketer in writing of any invoice dispute, which writing shall include a reasonably detailed description of the nature of the dispute, any substantiating documentation and the requested remedial action to resolve the dispute. Client will be deemed to have accepted all invoices for which Marketer does not receive timely notification of dispute, and shall pay all undisputed amounts due under such invoices within the period set forth in Section 5.2. The Parties shall seek to resolve all such disputes expeditiously and in good faith.

5.5. Late Payments. Except for amounts under dispute, Client shall pay interest on all late payments, calculated daily and compounded monthly at the rate of 0.5% per month or the legal rate permitted by applicable law (whichever is lower). Client shall also be obligated to reimburse Marketer for all reasonable costs incurred in collecting any late payments, including, without limitation, attorneys' fees.

6. REPRESENTATIONS, WARRANTIES, AND COVENANTS.

6.1. Mutual Representations, Warranties and Covenants. Each Party represents and warrants that:

6.1.1. it is a legal entity in good standing in the jurisdiction of its formation or registration, qualified to do business in every jurisdiction in which such qualification is required for purposes of this Agreement, except where the failure to be so qualified would not reasonably be expected to adversely affect its ability to perform its obligations under this Agreement;

6.1.2. it has not, and during the Term will not, enter into any oral or written contract or negotiations with any third party that would impair the rights granted to the other Party under this Agreement, nor is it aware of any claims or actions that may limit or impair any of the rights granted to the other Party hereunder; and

6.1.3. the execution of this Agreement and associated Order Forms and Exhibits has been duly authorized by all necessary corporate action of the Party and constitutes a legally binding undertaking.

6.2. Marketer Representations, Warranties and Covenants. Marketer represents, warrants and covenants to Client that:

6.2.1. it has, or shall obtain and shall maintain in full force and effect during the Term, all necessary licenses, permits, consents, rights, and authorizations as may be necessary in connection with the Campaign and provision of the Services and Deliverables;

6.2.2. it shall materially comply with, and use commercially reasonable efforts to ensure that all Marketer Personnel and third party providers comply with, all reasonable and customary policies and guidelines of Client that are communicated to Marketer in writing at the time of execution of this Agreement,



6.2.3. Client will receive good and valid title to all Deliverables, free and clear of all encumbrances and liens of any kind;

6.2.4. None of the Services, Marketer's Information, Deliverables or Client's use thereof infringe or will infringe any Intellectual Property or other right of any third party, and, as of the date hereof, there are no pending or threatened claims, litigation or other proceedings pending against Marketer by any third party based on an alleged violation by the Services or Deliverables of such third party Intellectual Property rights, in each case, excluding any infringement or claim, litigation or other proceedings to the extent arising out of (i) any Client Materials or any instruction, information, designs, specifications or other materials provided by Client to Marketer and for which any Marketer edits are not the cause of the claim, (ii) use of the Deliverables in combination with any materials or equipment not supplied or specified by Marketer, if the infringement would have been avoided by the use of the Deliverables not so combined, and (iii) any modifications or changes made to the Deliverables by or on behalf of any Person other than Marketer Personnel; (e) Marketer's performance of its obligations under this Agreement and each Order Form and the Deliverables will not violate any local, state and federal laws, rules and regulations, including any state or federal law,; and

6.2.5. no Deliverables do or will contain any content that contains false advertising, constitutes unfair trade or deceptive practices, or content that is or may be inaccurate, false, incomplete, unless that content is provided by Client, illegal, pornographic, obscene.

6.3. Client Representations, Warranties and Covenants. Client represents, warrants and covenants to Marketer that:

6.3.1. Prior to execution of this Agreement, it has provided Marketer with a copy of any applicable internal policies or procedures and a written description of any specifications or other requirements or restrictions applying to any of the Services or the Campaign; and

6.3.2. it has and shall maintain throughout the Term, all rights, licenses and consents required in connection with the Client Intellectual Property, including any such right or licenses required to lawfully use, and to authorize Marketer to use, any Client Intellectual Property or Client Materials provided to Marketer for use in connection with the Campaign.

6.4. NO OTHER REPRESENTATIONS OR WARRANTIES; NON-RELIANCE. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 6.4, (A) NEITHER PARTY TO THIS AGREEMENT, NOR ANY OTHER PERSON ON SUCH PARTY'S BEHALF, HAS MADE OR MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER ORAL OR WRITTEN, WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE, TRADE OR OTHERWISE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED, AND (B) EACH PARTY ACKNOWLEDGES THAT IN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE OTHER PARTY, OR ANY OTHER PERSON ON SUCH PARTY'S BEHALF, EXCEPT AS SPECIFICALLY PROVIDED IN SECTION 6 OF THIS AGREEMENT.

7. **INDEMNIFICATION AND INSURANCE.**

7.1. Client Indemnification Obligations. Client shall defend, indemnify and hold harmless Marketer, and its officers, directors, employees, agents, affiliates, contractors, successors and permitted assigns (collectively, "Marketer Indemnified Party"), from and against any and all claims, damages, expenses or losses arising out of or resulting from any third-party claim alleging:

7.1.1. material breach by Client or its personnel of any representation, warranty, covenant or other obligations set forth in this Agreement;

7.1.2. negligence or a more culpable act or omission of Client or its Personnel (including any recklessness or willful misconduct) in connection with the performance of its obligations under this Agreement; and

7.1.3. that any Client Materials or Client Intellectual Property or Marketer's receipt or use thereof in accordance with the terms of this Agreement infringes any Intellectual Property or other right of a third party, arising under the applicable federal or state laws.

7.2. Marketer Indemnification Obligations. Marketer shall defend, indemnify and hold harmless Client, and its officers, directors, employees, agents, affiliates, contractors, successors and permitted assigns (collectively, "Client Indemnified Party"), from and against any and all claims, damages, expenses and losses, arising out or resulting from any third-party claim alleging:

7.2.1. material uncured breach by Marketer or its Marketer Personnel of any representation, warranty, covenant or other obligations set forth in this Agreement;

7.2.2. negligence or a more culpable act or omission of Marketer or its Marketer Personnel (including any recklessness or willful misconduct) in connection with the performance of its obligations under this Agreement;

7.2.3. that any Deliverables, Services, Marketer Information, Marketer's Materials or Marketer's Intellectual Property or Client's receipt or use thereof, in accordance with the terms of this Agreement, infringes any Intellectual Property or other right of a third party;

7.2.4. any failure by Marketer or any Marketer Personnel to comply with applicable law, rule or regulation;

7.2.5. any bodily injury or loss of property claimed to result from any negligent act or omission of Marketer or any Marketer Personnel;

Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:

Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702



7.2.6. any contention that any Services and/or Deliverables constitute: 7.2.6.1.Libel, slander, and/or defamation;

7.2.6.1.Libel, slander, and/or defamation;

7.2.6.2.Piracy, plagiarism, misappropriation of another's idea, confidential information, trade secrets or unfair competition; or

7.2.6.3.Invasion of rights of privacy or publicity.

7.2.7. any claims asserted by any guilds or unions for the nonpayment of performers for their services in connection with the production and/or use of any Services or Deliverables produced by Marketer on Client's behalf; or

7.2.8. any information or data relevant to and substantiating all claims or representations developed by Marketer and made with respect to Client's products or services, and/or any competitor, or any competitive products or services are false or fraudulent.

7.3. Indemnification Procedures. A party seeking indemnification under this Section 7 (the "Indemnified Party") shall give the Party from whom indemnification is sought (the "Indemnifying Party"):

7.3.1. prompt notice of the relevant claim; provided, however, that failure to provide such notice shall not relieve the Indemnifying Party from its liability or obligation hereunder except to the extent of any material prejudice directly resulting from such failure; and

7.3.2. reasonable cooperation in the defense of such claim. The Indemnifying Party shall have the right to control the defense and settlement of any such claim; provided, however, that the Indemnifying Party shall not, without the prior written approval of the Indemnified Party, settle or dispose of any claims in a manner that affects the Indemnified Party's rights or interest. The Indemnified Party shall have the right to participate in the defense at its own expense.

7.4. Marketer agrees to secure and maintain in full force and effect in its name and at its own expense throughout the Term of this Agreement, and for a reasonable period thereafter, the following insurance against liability arising out of this Agreement in the amount of $2,000,000 for an umbrella policy, Commercial General Liability coverage with a limit of $1,000,000 (for both per occurrence and aggregate) and a Commercial Auto Policy with a limit of $1,000,000.All insurance policies will be with companies with an A.M. Best's rating of not less than A-, VII and licensed to do business in all applicable states. The coverages identified above must be in forms and by carriers acceptable to Client. Client and Client Indemnified Party will be named as additional insureds on the above-mentioned policies. All policies will be primary over any coverage held by Client and contain a provision that the policy will not be cancelled, failed to be renewed or materially altered without thirty (30) days' prior written notice to Client. Marketer agrees that the professional liability insurance will be maintained for two (2) years following the termination of this Agreement or Marketer will purchase a tail coverage policy which will provide claims-incurred coverage within the required limits set forth above for any potential matters incurred during the term of this Agreement. Marketer waives and must require its insurers to waive all rights of subrogation of any of its insurers against Client and the Client Indemnified Party on account of any and all claims Marketer may have against Client or the Client Indemnified Party with respect to insurance actually carried or required to be carried pursuant to this Agreement. This subrogation waiver will preclude the assignment of any insurance claim against Client or any of the Client Indemnified Party by way of subrogation to any insurer. Marketer agrees to give immediately to each appropriate insurer, written notice, if required, of the terms of this waiver, and if necessary, have said insurance policies properly endorsed to prevent the invalidation of the insurance coverage by reason of this waiver, if required by the insurance policies. Marketer will indemnify, defend and hold Client and the Client Indemnified Party harmless against any loss or expense, including, without limitation, reasonable attorneys' fees, resulting from the failure to obtain such insurance subrogation waiver. Marketer will submit to Client Certificates of Insurance for all policies upon execution of this Agreement and upon any policy renewal thereafter. Any incidents, accidents, claims or potential claims of which Marketer has knowledge will be communicated to Client within fifteen (15) days of such knowledge.

8. **LIMITATION OF LIABILITY.**

8.1. EXCEPT FOR EACH PARTY'S INDEMNIFICATION OBLIGATIONS, A BREACH OF CONFIDENTIALITY OR THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A PARTY (COLLECTIVELY, "EXCLUDED CLAIMS"), IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY

CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL OR PUNITIVE DAMAGES WHATSOEVER (INCLUDING DAMAGES FOR LOSS OF USE, REVENUE OR PROFIT, BUSINESS INTERRUPTION AND LOSS OF INFORMATION), WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

8.2. MAXIMUM LIABILITY. EXCEPT FOR THE EXCLUDED CLAIMS, EACH PARTY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, SHALL NOT EXCEED THE TOTAL SUM OF THE FEES AND EXPENSES INCURRED IN THE TWELVE (12) MONTHS PREVIOUS TO THE INCIDENT GIVING RISE TO THE CLAIM.

Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:

Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702



9. CONFIDENTIALITY.

9.1. From time to time during the Term, either Party (as the "Disclosing Party") may disclose or make available to the other Party, or its employees, affiliates, contractors or agents (the "Receiving Party") information about its business affairs and services, confidential information and materials comprising or relating to Intellectual Property, trade secrets, third-party confidential information and other sensitive or proprietary information, as well as the terms of this Agreement, whether or not marked, designated or otherwise identified as "confidential" (collectively, "Confidential Information"). Confidential Information does not include information that, at the time of disclosure :

9.1.1. is or becomes generally available to and known by the public other than as a result of, directly or indirectly, any breach of this Section 9 by the Receiving Party;

9.1.2. is or becomes available to the Receiving Party on a non-confidential basis from a third-party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information;

9.1.3. was known by or in the possession of the Receiving Party prior to being disclosed by or on behalf of the Disclosing Party;

9.1.4. was or is independently developed by the Receiving Party without reference to or use of, in whole or in part, any of the Disclosing Party's Confidential Information; or

9.1.5. is required to be disclosed pursuant to applicable law. The Receiving Party shall:

9.1.5.1. protect and safeguard the confidentiality of the Disclosing Party's Confidential Information with at least the same degree of care as the Receiving Party would protect its own Confidential Information, but in no event with less than a commercially reasonable degree of care;

9.1.5.2. not use the Disclosing Party's Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Agreement; and

9.1.5.3. not disclose any such Confidential Information to any Person, except to the Receiving Party's representatives who need to know the Confidential Information to assist the Receiving Party, or act on its behalf, to exercise its rights or perform its obligations under this Agreement. The Receiving Party shall, at the expiration or earlier termination of this Agreement or at the Disclosing Party's written request, promptly return all Confidential Information and copies thereof that it has received under this Agreement.

10. TERM AND TERMINATION.

10.1. Term. The term of this Agreement commences on the Effective Date (as defined below) and continues until completion of the Services outlined in Order Form(s), unless it is earlier terminated in accordance with the terms of this Agreement (the "Term").

10.2. Termination for Cause.

10.2.1. Either Party may terminate this Agreement, effective upon written Notice, to the other Party (the "Defaulting Party") if the Defaulting Party:

10.2.1.1. materially breaches this Agreement, and such breach is incapable of cure, or with respect to a material breach capable of cure (other than a failure by Client to make timely payments (a "Payment Failure"), which is separately addressed in Section 10.2(b), the Defaulting Party does not cure such breach within fifteen (15) days after receipt of written notice of such breach;

10.2.1.2. becomes insolvent or is generally unable to pay its debts as they become due; 10.2.1.3. files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law;

10.2.1.4. makes or seeks to make a general assignment for the benefit of its creditors;

10.2.1.5.applies for or has appointed a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business;

10.2.1.6.is dissolved or liquidated; or

10.2.1.7.is unable to perform its obligations under this Agreement due to the occurrence of a Force Majeure Event that lasts for more than thirty (30) days.

10.2.2. Marketer may terminate this Agreement, effective upon written Notice to Client if:

10.2.2.1.a Payment Failure by Client continues for thirty (30) days after Client's receipt of written notice of nonpayment; or

10.2.2.2.during the Term, more than one (1) Payment Failure occurs.

10.3. Termination Without Cause. Client may terminate this Agreement on thirty (30) days' prior written notice to Marketer subject to the following provisions:

10.3.1. All production and set-up fees already paid to Marketer at the time of Termination Without Cause will be considered earned, and Client agrees to forfeit fees paid and not to seek reimbursement or refund.

10.3.2. Any video content already created and delivered by Marketer under this Agreement at the time of Termination Without Cause remains subject to the percentages, minimums and terms set forth in the Order Forms and accompanying Exhibits.

10.3.3. Client shall pay any fees or costs that have been incurred by Marketer prior to the Termination but that have not yet been paid for by Client.

10.4. Effect of Expiration or Termination.

10.4.1. Expiration or termination of this Agreement will not affect any rights or obligations that:

10.4.1.1.are specifically noted as surviving the expiration or earlier termination of this Agreement; and

10.4.1.2.were incurred by the Parties prior to such expiration or earlier termination.

10.4.2. Upon expiration or termination of this Agreement for any reason, Marketer shall:

10.4.2.1.promptly deliver to Client all Deliverables (whether complete or incomplete) for which Client has paid and all Client Materials; and

10.4.2.2.provide reasonable cooperation and assistance to Client upon Client's written request and at Client's expense in transitioning the Services to an alternate marketer.

Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:
Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702



11. **MISCELLANEOUS.**

11.1. Further Assurances. Upon a Party's reasonable request, the other Party shall, at its sole cost and expense, execute and deliver all such further documents and instruments, and take all such further acts, necessary to give full effect to this Agreement.

11.2. Entire Agreement. This Agreement, including the Order Forms incorporated by reference and the related schedules attached hereto, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

11.3. Survival. Subject to the limitations and other provisions of this Agreement, (a) Section 6 (Representations, Warranties and Certain Covenants) shall survive the expiration or earlier termination of this Agreement after such expiration or termination; and (b) Section 5 (Client's Payment Obligations), Section 7 (Indemnification), Section 8 (Limitation of Liability), Section 9 (Confidentiality), Section 10 (Term; Termination), and Section 11 (Miscellaneous), of this Agreement, as well as any other provision that, in order to give proper effect to its intent, should survive such expiration or termination, shall survive the expiration or earlier termination of this Agreement.

11.4. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a "Notice") shall be in writing and addressed to the parties at the addresses set forth in the Order Form (or to such other address that may be designated by the receiving party from time to time in accordance with this section). All Notices shall be delivered by personal delivery, pre-paid by nationally recognized overnight courier, by e-mail (to the email address provided in the Order Form), or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, (a) a Notice is effective upon receipt by the receiving party, and (b) if the party giving the Notice has complied with the requirements of this Section 11.4.

11.5. Interpretation. The Parties drafted this Agreement without regard to any presumption or rule requiring construction or interpretation against the Party drafting the instrument. The Order Forms and exhibits referred to herein are an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

11.6. Headings. The headings in this Agreement are for reference only and do not affect the interpretation of this Agreement.

11.7. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

11.8. Amendment and Modification. No amendment to or modification of this Agreement is effective unless it is in writing and signed by an authorized representative of each Party.

11.9. Waiver.

11.9.1. No waiver under this Agreement is effective unless it is in writing and signed by an authorized representative of the party waiving its right.

11.9.2. Any waiver authorized on one occasion is effective only in that instance and only for the purpose stated, and does not operate as a waiver on any future occasion.

11.9.3. None of the following constitutes a waiver or estoppel of any right, remedy, power, privilege or condition arising from this Agreement:

11.9.3.1. any failure or delay in exercising any right, remedy, power or privilege or in enforcing any condition under this Agreement; or

11.9.3.2. any act, omission or course of dealing between the Parties.

11.10. Equitable Remedies. Each Party acknowledges and agrees that

11.10.1. a breach or threatened breach by such Party of any of its obligations under Section 9 would give rise to irreparable harm to the other Party for which monetary damages would not be an adequate remedy and

11.10.2. in the event of a breach or a threatened breach by such Party of any such obligations, the other Party shall, in addition to any and all other rights and remedies that may be available to such Party at law, at equity or otherwise in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction, without any requirement to post a bond or other security, and without any requirement to prove actual damages or that monetary damages will not afford an adequate remedy.

11.11. Assignment. Neither Party may assign, transfer or delegate any or all of its rights or obligations under this Agreement, without the prior written consent of the other party, except in the event of a change of control or merger or acquisition in which case prior written consent is not required. No assignment shall relieve the assigning party of any of its obligations hereunder. Any attempted assignment, transfer in violation of the foregoing shall be void. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:
Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702



11.12.Choice of Law. This Agreement, including all documents and exhibits, schedules, attachments and appendices attached to this Agreement and thereto, and all matters arising out of or relating to this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, United States of America without giving effect to any conflict of laws' provisions thereof. If either Party desires to submit Confidential Information to the court, they may only do so under seal or other form of non-public disclosure.

11.13.Choice of Forum. Each Party agrees that it will not commence any action, litigation or proceeding of any kind whatsoever against the other Party in any way arising from or relating to this Agreement in any forum other than the district courts of the State of Utah. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of such courts.

11.14.Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original.

11.15.Force Majeure.

11.15.1.No Party shall be liable or responsible to the other Party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations to make payments to the other Party under this Agreement), when and to the extent such failure or delay is caused by or results from acts beyond the affected Party's reasonable control ("Force Majeure Event").

11.16.Verification. During the term of any Order Form entered into under this Agreement, and for a period of one (1) year after it's termination, either party may, upon ten (10) business days prior written notice and at its expense, audit the other party's compliance with the terms and conditions of any Order Form that is subject to this Agreement and that relate to computation and performance of payments and commissions under that Order Form, audit rights shall include access to all financial and sales information related to the services and payment therefore under the Order Form to be audited. Any such audit shall be conducted during regular business hours at the facilities of the party to be audited and shall not unreasonably interfere with such party's business activities. If an audit reveals any material non-compliance with the terms of the pertinent Order Form including any errors of payment comprising ten percent (10%) or more of a payment or commission hereunder, in addition to the enforcement of any other rights hereunder, the audited party shall also pay the auditing party's reasonable costs of conducting the audit. Audits shall be conducted no more than twice annually. The election to audit a party and the results of such audit shall be deemed Confidential Information hereunder.

11.17.Relationship of Parties. Nothing in this Agreement creates any agency, joint venture, partnership or other form of joint enterprise, employment or fiduciary relationship between the Parties. Marketer is an independent contractor pursuant to this Agreement. Neither Party has any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other Party or to bind the other Party to any contract, agreement or undertaking with any third party.

11.18.Non-Solicitation. Marketer and Client each value and protect their respective contractor and employee relationships and shall not solicit the core employees or contractors of the other Party. Should Marketer or Client choose to recruit, and/or bring into their employ, or enter into a direct contractual relationship with a core team member of the other party outside of the scope of this Agreement. If either Party violates Section 11.18, they shall pay liquidated damages in the amount of $50,000, which the Parties agree is reasonable compensation for the damages incurred by the non-breaching Party. For the purposes of this Agreement, upon request each party agrees to provide a list of names of core team members who are covered by this clause. This Section 11.18 shall expire one (1) year after Termination.

11.19.Ownership of Properties. As a general practice, Marketer maintains ownership of all props, sets, costumes, software, unused concepts created or used in the course of providing Deliverables and Services hereunder. Marketer maintains the right to use, repurpose, or dispose of such properties at Marketer's discretion.

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Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:

Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702



PROMOTION, MARKETING, AND DISTRIBUTION AGREEMENT SIGNATURE PAGE

Agreed effective as of: July 23, 2021

MARKETER

Signature:

Printed
Name:

Title:

CLIENT

Signature:

Printed
Name:

Title:

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Questions concerning Harmon Brothers LLC Promotion and Marketing Services Order Form and Agreement may be addressed to:

Kurt Horn | 410 S. University Ave., Provo, UT 84601 | kurt@harmonbrothers.com | 801.916.0702

